Filed Pursuant to Rule 433 Free Writing Prospectus Dated October 29, 2013 Registration No. 333-188009

• 92 Year history with a strong wealth-oriented brand • Unique and compelling strategy that capitalizes on macroeconomic trends for wealth creation while leveraging our existing core business in one of the wealthiest regions of the US • Experienced leadership team with a proven track record • Strong enterprise risk management platform and processes (particularly credit risk management) • An enviable business mix with a stable source of fee income • Best in class credit metrics • Strong core deposit base in a market with considerable depth to support growth • On October 25, 2013, PGC traded at 1.30x tangible book value and its peers traded at 1.42x tangible book value while its wealth management peers traded at 1.52x tangible book value1,2Executing our strategy – “Expanding Our Reach” – will create shareholder value by consistently growing revenue and profitability.

PEAPACK-GLADSTONE
FINANCIAL CORPORATION

Executing Our Strategy

"Expanding Our Reach"

Investor Presentation

October 28, 2013

PEAPACK-GLADSTONE
FINANCIAL CORPORATION

Statement Regarding Forward-Looking Information

The following discussion and analysis contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are not historical facts and include expressions about Management's view of future interest income and net loans, Management's confidence and strategies and Management's expectations about new and existing programs and products, relationships, opportunities and market conditions. These statements may be identified by such forward-looking terminology as "expect", "look", "believe", "anticipate", "may", "will", or similar statements or variations of such terms. Actual results may differ materially from such forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, those risk factors identified in the Corporation's Form 10-K for the year ended December 31, 2012 and the following: inability to successfully grow our business and implement our strategic plan including an inability to generate revenues to offset the increased personnel and other costs related to the strategic plan; inability to manage our growth; inability to successfully integrate our expanded employee base; a continued or unexpected decline in the economy, in particular in our New Jersey and New York market areas; declines in value in our investment portfolio; higher than expected increases in our allowance for loan losses; higher than expected increases in loan losses or in the level of non-performing loans; declines in our net interest margin caused by the low interest rate environment and highly competitive market; unexpected changes in interest rates; a continued or unexpected decline in real estate values within our market areas; legislative and regulatory actions (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act, Basel III and related regulations) subject us to additional regulatory oversight which may result in increased compliance costs; a continued or unexpected decline in real estate values within our market areas; legislative and regulatory actions (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act, Basel III and related regulations) subject us to additional regulatory oversight which may result in increased compliance costs; successful cyber-attacks against our IT infrastructure or that of our IT providers; higher than expected FDIC insurance premiums; adverse weather conditions; inability to successfully generate new business in new geographic markets; inability to execute upon new business initiatives; lack of liquidity to fund our various cash obligations; reduction in our lower-cost funding sources; our inability to adapt to technological changes; claims and litigation pertaining to fiduciary responsibility, environmental laws and other matters; and other unexpected material adverse changes in our operations or earnings.

The Corporation assumes no responsibility to update such forward-looking statements in the future even if experience shows that the indicated results or events will not be realized. Although we believe that the expectations reflected in the forward-looking statements are reasonable, the Corporation cannot guarantee future results, levels of activity, performance, or achievements.

This presentation is for informational purposes only and does not constitute an offer to sell securities. The Corporation has filed a preliminary prospectus supplement and a registration statement (including a base prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the base prospectus, and other documents the Corporation has filed with the SEC for more complete information about the Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC website www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and the base prospectus may also be obtained from the Corporation or Sandler O'Neill + Partners, L. P., the dealer-manager for the offering.

PEAPACK-GLADSTONE
FINANCIAL CORPORATION

Terms of the Offering

Issuer	Peapack-Gladstone Financial Corporation (NASDAQ: PGC)
Offering Type	Rights offering with standby purchasers
Offering Amount	$35 Million
Use of Proceeds	General corporate purposes which may include, among other things, funding expansion plans, working capital and potentially pursuing strategic opportunities
Dealer-Manager	Sandler O'Neill + Partners, L.P.

PEAPACK-GLADSTONE
FINANCIAL CORPORATION

Company Profile

- 92 Years in business
- Relationship-based Commercial Bank with an established Wealth business headquartered in New Jersey's "wealth belt"
- 23 Branches in five affluent New Jersey counties: Somerset, Morris, Hunterdon, Union, Middlesex
- Four Private Banking locations – Somerset, Morris, Mercer (new) and Bergen (new) counties
- Record levels achieved as of 09/30/2013:
    - Total Assets – $1.80 billion
    - Total Deposits – $1.57 billion
    - Total Loans – $1.40 billion
    - Total Assets Under Administration in our Wealth business – $2.58 billion

Vision Statement

A high-performing boutique bank, leaders in wealth, lending and deposit solutions, known nationally for our unparalleled client service, integrity and trust.

PEAPACK-GLADSTONE
FINANCIAL CORPORATION

Capital Raise to Support Expansion

Target a $35 Million capital raise to support and continue the expansion of Peapack-Gladstone Financial Corporation

- Expand our Commercial & Industrial (C&I) Lending
- Grow our Multifamily Lending (MF) & Commercial Real Estate (CRE)
- Grow our Wealth business
- Establish client analytics and first-class sales platforms for our Wealth, Commercial, and Relationship Banking Teams
- Enhance *The Peapack-Gladstone Experience* for our clients and employees
- Remain flexible and prepared to acquire teams or businesses that will generate superior long term returns

Executing this strategy will create ever increasing shareholder value by consistently growing revenue, profitability, and book value


C & I
Retail & Relationship Banking
The Peapack-Gladstone Experience
Wealth
Multifamily & CRE

PEAPACK-GLADSTONE
FINANCIAL CORPORATION

Executive Leadership

Douglas L. Kennedy
President & Chief Executive Officer
- 35 years experience; 1 year with PGB
- Bachelor's Economics & MBA - Sacred Heart University
- Prior affiliations include Capital One Bank/North Fork; Bank of America/Fleet; Summit Bank

Finn M. W. Caspersen, Jr.
Senior Executive Vice President, Chief Operating Officer & General Counsel
- 18 years experience; 9 years with PGB
- BA - Harvard College, JD (Corporate and Tax Law) - Harvard Law School
- Prior affiliations include Hale and Dorr; Merrill Lynch; Bencas Capital

Jeffrey J. Carfora
Senior Executive Vice President, Chief Financial Officer
- 33 years experience; 4 years with PGB
- Bachelor's Accounting; MBA Finance; Certified Public Accountant
- Prior affiliations include New York Community Bank/Penn Federal Savings Bank; Carteret Bank; Marine Midland Bank; PriceWaterhouseCoopers

Vincent A. Spero
Executive Vice President, Head of Commercial Banking
- 25 years experience; 5 years with PGB
- Bachelor's - Wagner College; MBA Finance - FDU
- Prior affiliations include Lakeland Bank; Commerce Bank; Citizens First National Bank; First DeWitt Savings Bank; Midland Bank & Trust; Staten Island Savings Bank

Anthony J. Bilotta, Jr.
Executive Vice President, Director of Retail Banking & Marketing
- 32 years experience; Less than 1 year with PGB
- BS Business Administration with Finance concentration
- Graduate of the Bank Administration Institute at the University of Wisconsin
- Prior affiliations include Oritani Bank; New York Community Bank/Penn Federal Savings Bank; PNC; Hudson United Bank

Karen Rockoff
Senior Vice President, Chief Risk Officer
- 30 years experience; Less than 1 year with PGB
- BS Accounting; BA French - Penn State; MBA - Columbia University
- Prior affiliations include Morgan Stanley; Nomura Securities; Republic National Bank; Security Pacific Bank; Bankers Trust; Paine Webber

Peapack-Gladstone
Financial Corporation

Setting the Stage for Success

- Approximately $20 million classified loans were sold in Q1 2013
- The Company's Pooled Trust Preferred Securities portfolio was sold, which resulted in a significant reduction in risk-weighted assets for regulatory capital purposes and the realization of the majority of the Company's deferred tax assets
- All of the Company's remaining Held to Maturity securities were transferred to Available for Sale, affording greater flexibility in the management of liquidity and interest rate risk
- The establishment of PGB Trust & Investments of Delaware was completed
- Various staffing and organizational restructuring was accomplished

PEAPACK-GLADSTONE
FINANCIAL CORPORATION

Foundation

Our strategy to grow our businesses sits on a strong *foundation.*

Enterprise Risk Management

- Introduce Enterprise Risk Management – credit risk, interest rate risk, capital & liquidity risk, compliance & legal risk, counterparty & operational risk, reputational risk, and strategic risk
- Chief Risk Officer with 30 years experience most recently with Morgan Stanley
- Chief Underwriting Manager with 26 years experience most recently with Bank of America
- Chief Credit Officer with 28 years experience previously with Brown Brothers Harriman
- Implemented Firm & Board Risk committees and New Product Approval committee

Human Resources

- Recruiting
- Performance & Change Management
- Coaching & Training
- Incentive plans designed to support our Strategy
  - Employee incentive plan available to all employees
  - Executive compensation payout triggered by: earnings, ROA, ROE, revenue growth, EPS growth, non-performing asset levels

Brand & Marketing

- 92 Year brand
- Wealth based
- Single point of contact approach
- Ease of doing business

Technology

- Enhanced client experience
- Flexible and scalable platform
- Treasury Management
- Alternative Channels
  - Remote Capture, Online Banking, Mobile Banking, Mobile Deposit

PEAPACK-GLADSTONE
FINANCIAL CORPORATION

Key Business Metrics

(Dollars in Millions)

		Fiscal Year Ended December 31,		Nine Months Ended September 30,		YOY
		2011	2012	2012	2013	Growth
Commercial Lending	**Total Loans ($)**	468	545	517	800	54%
	Total Originations ($)	103	150	95	349	267%
Retail Lending	**Total Loans ($)**	570	588	579	597	3%
	Total Originations ($)	218	246	186	187	1%
Retail Banking	**Core Deposits ($)**	1,248	1,338	1,248	1,412	13%
	CDs ($)	196	178	185	161	-
	Total ($)	1,444	1,516	1,433	1,573	-
	Core Deposits (%)	86	88	87	90	-
	Non-interest Bearing (%)	21	20	21	22	-
Wealth Management	**Fee Income ($)**	10.7	12.3	9.4	10.3	10%
	Recurring (%)	95	96	96	98	-
	Assets Under Administration ($)	1,957	2,304	2,147	2,582	20%

PEAPACK-GLADSTONE
FINANCIAL CORPORATION

Total Loans Reach Record Levels
Driven by Commercial Lending

($ in billions)



$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
CAGR: 18%
45.1%
47.2%
48.1%
49.1%
51.9%
57.3%
Q4 2011
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Commercial
Residential

PEAPACK-GLADSTONE
FINANCIAL CORPORATION

Superior Asset Quality

Nonperforming Assets

($ in millions)


$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$26.3
1.65%
$20.4
1.29%
$15.2
0.91%
$15.4
0.94%
$11.4
0.68%
$9.7
0.54%
Q4 2011
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013

Note: Percentages on graph represent nonperforming assets / total assets

PEAPACK-GLADSTONE
FINANCIAL CORPORATION

Total Deposits Reach Record Levels


($ in billions)
$1.70
$1.60
$1.50
$1.40
$1.30
$1.20
$1.10
$1.00
CAGR: 5%
Q4 2011
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013

PEAPACK-GLADSTONE
FINANCIAL CORPORATION

Book Value Per Share



$15.00
$14.50
$14.00
$13.50
$13.00
$12.50
$12.00
$11.50
$11.00
$10.50
$10.00
$12.47
$13.38
$13.90
$14.12
12/31/11
09/30/12
12/31/12
09/30/13

PEAPACK-GLADSTONE
FINANCIAL CORPORATION

Efficiency, IRR Management, and Liquidity

- Efficiency
  - Operating expenses associated with the build out of our Strategic Plan have been and will be higher than prior periods
  - Revenue associated with our Strategy will lag expenses by several quarters
  - This will temporarily negatively impact our efficiency ratio
  - We believe our efficiency ratio will improve to appropriate levels as revenue is generated and "foundation type" expenses level off
- Interest Rate Risk Management
  - We have shortened and continue to actively manage the duration of our investment portfolio
  - We actively manage the duration of new loan originations
  - We currently have a large percentage of core deposits and are focused on core deposit growth to fund our growth plans
  - We have added medium/longer term wholesale borrowings to hedge rate risk
- Liquidity
  - We have large amounts of standby liquidity available from the Federal Home Loan Bank
  - Our investment securities portfolio also provides standby liquidity as it can be used as collateral for borrowings or can be liquidated

PEAPACK-GLADSTONE
FINANCIAL CORPORATION

We Operate In One of the Most Affluent Areas in the US

- #1 Ranked by concentration of high-income households among the 50 most populous MSAs[1]
- New Jersey ranked #3 for median household income in 2012[2]
- Hunterdon, Somerset, and Morris counties each rank amongst the top 10 wealthiest counties in America[3]
- New Jersey ranked #3 in concentration with households with $1 million+ in investable assets[4]



Stamford
Greenwich
White Plains
Port Chester
Yonkers
New Rochelle
Paterson
Hackensack
Englewood
Wayne
Parsippany
Morristown
Livingston
West Orange
East Orange
Newark
Jersey City
New York
Elizabeth
Bayonne
Westfield
Plainfield
South Plainfield
Linden
Rahway
Carteret
Edison
Metuchen
Perth Amboy
New Brunswick
Sayreville
Somerville
Bridgewater
Manville
Readington
Flemington
Hopewell
Princeton
Plainsboro
Pennington
Kendall Park
East Brunswick
Old Bridge
Matawan
Hazlet
Middletown
Keansburg
Red Bank
Fair Haven
Highlands
Oceanport
Long Beach
Freeport
Oceanside
Garden City
Great Neck
Glen Cove
Hempstead
Raritan Bay

(1) US Census Bureau 2007-2011 American Community Surveys, published February 2013
(2) US Census Bureau
(3) US Census Bureau 2012 American Community Survey
(4) Phoenix Marketing International 2012 Global Wealth Monitor Survey

PEAPACK-GLADSTONE
FINANCIAL CORPORATION

Deposit Market Share – Room to Grow

Branch Deposit Benchmarks - PGB vs. County Average

	All Banks within County			PGB			Compared To County Average	Implied Growth at Average
	$	Branches	$/Branch	$	Branches	$/Branch		
Morris	22,597,204	233	96,984	439,015	6	73,169	(23,815)	**142,887**
Somerset	9,891,396	132	74,935	863,073	12	71,923	(3,012)	**36,145**
Union	21,115,558	209	101,031	53,894	2	26,947	(74,084)	**148,169**
Hunterdon	3,678,982	52	70,750	136,671	2	68,336	(2,414)	**4,828**
Middlesex	25,260,950	282	89,578	32,184	1	32,184	(57,394)	**57,394**
	82,544,090	908	90,908	1,524,837	23	66,297		**389,423**

Source: FDIC, as of June 30, 2013

PGB Deposit Market Share

County	2013 Rank	Number of PGB Branches	Total PGB Deposits in Market ($000)	Total PGB Market Share (%)	Total Branches for Institutions in Market	Total Deposits for Institutions in Market ($000)
Morris	14	6	439,015	1.94%	233	22,597,204
Somerset	5	12	863,073	8.73%	132	9,891,396
Union	26	2	53,894	0.26%	209	21,115,558
Hunterdon	9	2	136,671	3.71%	52	3,678,982
Middlesex	40	1	32,184	0.13%	282	25,260,950

Source: FDIC, as of June 30, 2013

Total Market	82,544,090
PGB Share	1.85%

PEAPACK-GLADSTONE
FINANCIAL CORPORATION

We Have An Enviable Revenue Mix
9 Months Ending 09/30/13


2%
1%
7%
19%
71%
NII before provision for LL - 71%
Wealth Fee Income - 19%
Fees & Other Income - 7%
Gain on Sale of Loans (Mortgage Banking) - 2%
Gain on Sale of Securities - 1%

Revenue equals Net Interest Income before Provision for Loan Losses plus all other income

PEAPACK-GLADSTONE
FINANCIAL CORPORATION

Our Sales Force

Expanding Our Reach has resulted in the creation of four distinct sales forces:

- Relationship Banking
- Private Banking
- Advisory Board
- Community Ambassador Group

We recently built out Private Banking offices:

- Bedminster, Somerset County
- Morristown, Morris County
- Princeton, Mercer County (new)
- Teaneck, Bergen County (new)

PEAPACK-GLADSTONE
FINANCIAL CORPORATION

Private Banking
Comprehensive Multi-Generational Approach

Wealth Creation

- Start Up Phase
  - Cash Secured Lending
- Mature/Established
  - Cash Flow
  - Asset Based Lending

Wealth Planning

- Management Succession
  - Next Generation
- Partial Monetization
  - Leveraged Recapitalization
- Sale
  - M&A Advice/ Execution

Wealth Monetization

- Paid Out Over Time
- Immediate Liquidity Event

Wealth Management

- Investment Management Advice & Execution
- Wealth Succession/ Trust
  - Estate Planning
  - Tax
  - Philanthropy

PEAPACK-GLADSTONE
FINANCIAL CORPORATION

Why We Believe PGC Is An Attractive Investment

- **92 Year** history with a strong **wealth-oriented** brand
- Unique and **compelling strategy** that capitalizes on macroeconomic trends for **wealth creation** while leveraging our existing core business in one of the **wealthiest regions** of the US
- Experienced **leadership team** with a proven track record
- Strong **enterprise risk management** platform and processes (particularly credit risk management)
- An **enviable business mix** with a stable source of fee income
- **Best in class credit** metrics
- Strong **core deposit base** in a market with considerable depth to support growth
- On October 25, 2013, PGC traded at **1.30x tangible book value** and its peers traded at **1.42x tangible book value** while its wealth management peers traded at **1.52x tangible book value**[1,2]

Executing our strategy – "Expanding Our Reach" – will create shareholder value by consistently growing revenue and profitability.

(1) Peer group median of 1.42x TBV represents median of LBAI, SNBC, HVB, ORIT, NFBK, OCFC, UVSP, FLIC, BMTC, SUBK, BDGE, CNBC, IBCA, ESSA, BCBP, CNOB, FXCB, CBNJ, OSHC

(2) Wealth management peer group median of 1.52x TBV represents median of TMP, WASH, HVB, STL, UVSP, FLIC, AROW, BMTC, CCNE, EBTC, SUBK, FUNC, CZNC, ORRF, CVLY, SHBI, ACNB

Source: SNL Financial

PEAPACK-GLADSTONE
FINANCIAL CORPORATION

APPENDIX

- Financial Overview
- Biographies

PEAPACK-GLADSTONE FINANCIAL CORPORATION

Financial Overview

(Dollars in Thousands, Unless Otherwise Noted)	For the Fiscal Year Ended December 31, 2010	2011	2012	For the Nine Months Ended September 30, 2012	2013
Income Statement					
Interest Income	$60,922	$56,051	$56,090	$42,298	$41,315
Interest Expense	11,032	7,136	4,687	3,654	3,067
Net Interest Income	49,890	48,915	51,403	38,644	38,248
Provision for Loan Losses	10,000	7,250	8,275	3,750	2,100
Other Income	14,115	16,716	21,303	13,953	15,622
Total Operating Expenses	43,110	44,399	48,330	34,777	40,537
Net Income	7,664	12,168	9,696	8,638	6,866
Preferred Dividends and Accretion	1,686	1,228	474	474	-
Net Income Available to Common	5,978	10,940	9,222	8,164	6,866
Diluted EPS (actual)	0.68	1.25	1.05	0.93	0.76
Balance Sheet					
Net Loans	$918,215	$1,025,122	$1,119,849	$1,082,589	$1,382,893
Total Assets	1,505,425	1,600,335	1,667,836	1,583,490	1,797,704
Total Deposits	1,351,546	1,443,892	1,516,427	1,432,686	1,572,563
Common Equity	96,970	108,992	122,057	117,478	126,418
Total Equity	117,716	122,971	122,057	117,478	126,418
Book Value per Share	11.03	12.47	13.90	13.38	14.12
Performance					
ROAA (%)	0.52%	0.79%	0.61%	0.73%	0.55%
ROACE (%)	6.26	10.74	8.03	9.63	7.35
Net Interest Margin (%)	3.64	3.47	3.50	3.52	3.26

PEAPACK-GLADSTONE
FINANCIAL CORPORATION

Senior Leadership Team

Michael J. Giacobello
Senior Vice President, Retail Lending Division
36 years in the Banking Industry; 12 years with PGB
Bachelor's degree in Accounting
Prior affiliations include Summit Bank; Federal Reserve Bank of New York

Hubert P. Clarke
Senior Vice President, Information Technology
46 years total Banking Experience; 12 years with PGB
Associate Degree in Business, E.C.P.I Technical School
Prior affiliations include UJB/Summit

Bridget J. Walsh
Senior Vice President, Human Resources Director
35 ½ years in banking; 9 ½ with the Bank
A.S. degree in Business Management, pursuing MBA
Senior Professional Human Resources (SPHR) certified; Certified in Employment Law; Certified in EEO Compliance; Certified Employee Benefits Specialist
Prior affiliations include Magyar Bank; NJ Savings Bank; Raritan Savings Bank

Mary Russell
Senior Vice President, Comptroller
28 years total experience; 24 years total banking experience; 15 years with PGB
BS in Accounting, West Chester University; Certified Public Accountant (CPA)
Prior affiliations include United Trust (acquired by PNC)

PEAPACK-GLADSTONE FINANCIAL CORPORATION

Senior Leadership Team

Karen Chiarello
Senior Vice President, Audit
25 years total banking experience; 15 years with PGB
Bachelors degree in Accounting; MBA – Montclair State University; CPA
Prior affiliations include Monarch Savings; Carteret; Howard; Chase; Ernst & Young

Richard J. Ragoza
Senior Vice President, Chief Credit Officer
28 years total banking experience; 4 years with PGB
BS- Accounting/Finance, Lehigh University; MBA – Finance, Columbia Business School
Prior affiliations include Brown Brothers Harriman; Mellon Bank

Lori A. Moylan
Senior Vice President, Chief Underwriting Officer
26 years total and banking experience; Less than 1 year with PGB
MBA in Finance from Stillman School of Business, Seton Hall University; BA in Economics, Double Minor in French and Spanish from Drew University
Prior affiliations include Bank of America (and predecessors National Westminster Bank, NJ/Fleet Bank); European American Bank

Laurie Liebers
Senior Managing Director, Treasury Management
26 Years in Banking, Less than 1 year with PGB
BBA Finance, Hofstra University, MBA Management/Int'l Business, Leonard N Stern School of Business, New York University, Certified Treasury Professional (CTP)
Prior affiliations include National Westminster Bank; Fleet Bank; Bank of America; Sovereign/Santander Bank

PEAPACK-GLADSTONE
FINANCIAL CORPORATION

Private Banking / Wealth / Lending / Retail Banking Team

Gada Elkenani
Senior Managing Director, Private Banker
15 years total banking experience; Less than 1 year with PGB
State University at Albany; American University of Cairo
Prior affiliations include TD Bank/Commerce Bank; Fleet Bank

Orest Temnycky
Senior Managing Director, Private Banker
27 years total experience in commercial banking and foreign exchange; Less than 1 year with PGB
Bachelor's Degree (Finance) in Business Administration
Prior affiliations include NatWest USA; Fleet Boston; Summit; RBS & Citibank

Sean S. Murray
Senior Managing Director, Market President, Princeton Private Banking
28 year's total experience; 23 years banking experience; Less than 1 year with PGB
BA in Economics, MBA in general management, MA in Classical History (underway)
Prior affiliations include M&T Bank/Wilmington Trust; Wachovia/First Union; NatWest Bank; United Jersey Bank; The Lawrenceville School

Gene C. McCarthy
Lead Senior Managing Director, Commercial Banking Specialist, Princeton Private Banking
30 years total experience; Less than 1 year with PGB
Bachelor's degree in Economics
Prior affiliations include M&T Bank; Yardville National Bank; First Union Bank; Mellon Bank

PEAPACK-GLADSTONE
FINANCIAL CORPORATION

Private Banking / Wealth / Lending / Retail Banking Team

Domenick Minervini
Senior Managing Director, Private Banker, Wealth Advisor
20 years total banking experience; Less than 1 year with PGB
Bachelor's Degree in Economics and English Literature
Licensed Series 7, 66 and Life Insurance
Prior affiliations include UJB North; Midlantic/PNC; First Union/Wachovia/Wells Fargo

Stephen M. Kozuch, JD, CPA
Senior Managing Director, Wealth Advisor
29 years total experience; 23 years banking experience; 2 years with PGB
BS in Accounting from Saint Peter's College; JD from Seton Hall University-School of Law
NJ licensed CPA; Attorney admitted in the States of New York and Florida
Prior affiliations include Bank of America/US Trust; Fleet Private Clients Group; Citigroup; Bessemer Trust; Arthur Andersen & Co.

Michael Tormey
Managing Director, Wealth Advisor
26 years total banking experience; 11 years with PGB
BBA in Management from Iona College; JD from Seton Hall University
CFP; NJ Law License
Prior affiliations include Chemical/Chase/JP Morgan

PEAPACK-GLADSTONE
FINANCIAL CORPORATION

Private Banking / Wealth / Lending / Retail Banking Team

John M. Bonk
Senior Managing Director, Wealth Advisor
43 years total experience in Trust & Investments; 12 years with PGB
AA Business Adminstration; BS Business Administration
Certified Trust & Financial Advisor (CTFA)
Prior affiliations include United National Bank (now PNC)

John E. Creamer
Senior Managing Director, Senior Portfolio Manager (Wealth)
27 years total experience; 15 years banking experience; 9+ years with PGB
B.S. in Business Administration (Villanova University); MBA with a duel concentration in Finance and Quantitative Business Analysis (Pennsylvania State University); Certified Financial Planner (CFP)
Prior affiliations include US Trust; Wilmington Trust; Jamison, Eaton and Wood (RIA)

Daniel J. Leary, III
Senior Managing Director, Chief Fiduciary Officer (Wealth)
36 years of experience; 35 years served with Trust companies; 3 years with PGB
Attended Pace University and New York State Estate and Trust School
Prior affiliations include Beacon Trust Company; J. Henry Schroder Bank & Trust Company; Smith Barney, Harris Upham

PEAPACK-GLADSTONE
FINANCIAL CORPORATION

Private Banking / Wealth / Lending / Retail Banking Team

Martin Brady
Senior Managing Director, Multi-Family Lending
35 total years banking experience; Less than 1 year with PGB
Bachelors of Science Business Administration from Thomas Edison State College
MBA from Iona College Financial Management
Master's Degree MS (Real Estate Finance) from New York University
Prior affiliations include Hudson Valley Bank; State Bank of Long Island; Washington Mutual/Chase; North Fork Bank

Marc Magliaro
Senior Managing Director, Commercial Lending
25 years total experience; 7 years with PGB
Graduate of Southern Vermont College and The Professional School of Business
Prior affiliations include NorCrown Bank; Weichert Commercial Brokerage, Inc

Jim Stadtmueller
Senior Managing Director, Commercial Lending
33 years commercial lending experience; 21 years with PGB
BS Finance Rider University, MBA Rutgers University
Prior affiliations include Midlantic National Bank; Chase Manhattan Bank; UJB

Randall Williams
Senior Managing Director, Commercial Lending
25 years banking experience; 7 years with PGB
University of Maryland/Stonier Graduate School of Banking
Prior affiliations include Sovereign Bank/Independence Community Bank; Broad National Bank; Summit Bank

PEAPACK-GLADSTONE FINANCIAL CORPORATION

Private Banking / Wealth / Lending / Retail Banking Team

Nick Maiorana
Vice President, Sales and Product Development – Relationship Banking - Retail
12 years total experience; 7 years banking experience; 1 year with PGB
Bachelor's degree in Finance/Economics
FINRA Series 6, 63, and 7
Prior affiliations include SEI Investments; BBVA Compass Bank; Wachovia/Wells Fargo Bank; First Republic Bank

Elizabeth Miller
Vice President, Branch Distribution & Internal Branch Sales - Retail
37 years total experience; 27 years banking experience; 5 years with PGB
Bachelor's degrees in Business Management & Marketing
Licensing has included Series 7, Series 6, ACE Personal Training Certification and Nutrition Certification
Prior affiliations include Carteret Bank; business ownership of Decopots, Inc & Personal Training Studio, LLC; Pinnacle Federal Credit Union